

September 18, 2014

<u>Via Facsimile</u>
Mr. Rich Rainey
President
Panther Biotechnology, Inc.
1603 Orrington Avenue – Suite 600
Evanston, IL 60201

> **Re: Panther Biotechnology, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 15, 2014**
> **File No. 000-55074**

Dear Mr. Rainey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 Form 8-K Filed September 15, 2014</u>

1.   Please revise your disclosure to address that your former accountant's report on the financial statements as of and for the year ended May 31, 2013 and the financial statements as of and for the period from inception through May 31, 2012 expressed substantial doubt about the company's ability to continue as a going concern. We remind you that you are required to state whether the former accountant's report on the financial statements contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. A modified opinion includes an opinion that expresses substantial doubt about a company's ability to continue as a going concern. Please refer to Item 304(a)(1)(ii) of Regulation S-K.

2.   When you amend your filing, please also file an updated letter from your former accountants agreeing or disagreeing with the amended disclosures as required by Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3865 if you have questions regarding these comments.

Sincerely,

/s/ Dale Welcome

Dale Welcome
Accountant